Exhibit (a)(3)

To all employees of United Online and its subsidiaries:

As I discussed today at the “State of the Union” meeting, I am pleased to announce that the Company intends to initiate an exchange offer providing employees the opportunity to exchange certain out-of-the-money options for restricted stock units.  A copy of my power point presentation discussing the proposed exchange offer is attached to this email.  You should receive further information regarding this program in early March.

Details about the exchange offer will be disclosed in the Schedule TO and related offer materials that we file with the SEC in connection with the commencement of the program.  We recommend that you read the Schedule TO once it is filed and the other filed documents because they will contain important information about the program. After filing, you will be able to obtain the Schedule TO and the other filed documents free of charge on the SEC’s website and from United Online.

The information contained in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state where such offer or solicitation is not permitted.

Sincerely,

Mark R. Goldston

Chairman, Chief Executive Officer and President

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[LOGO]	Stock Options and Restricted Stock

•                  Exchange Offer

•                  Employees other than EVPs and CEO will be offered opportunity to exchange options with exercise price of $16.00 and above for restricted stock units (RSU)

•                  Can elect to participate in the exchange or reject the offer and retain your options.

•                  If an employee elects to participate in the exchange offer, you will have to exchange all of your options with an exercise price above $16.00/share

•                  The exchange ratios will be 1 Restricted Stock Unit (RSU) for every 4 options with an exercise price between $16.00 and $20.00 per share and 1 RSU for every 5 options with an exercise price above $20.00 per share.

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•                  Exchange Offer

•                  RSU’s will vest in 8 quarterly installments over 2 years commencing May 15, 2006 and subject to your continued employment with the company

•                  1 share of the company’s common stock is issued to an employee upon the vesting of an RSU. The employee does not pay an exercise price. This is a taxable event and the company may withhold a portion of the shares that vest to cover your taxes otherwise the employee must pay those taxes in cash or through a sale of a portion of the shares received

•                  RSU holders are entitled to receive regular cash dividends assuming the company continues to pay a cash dividend

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•                  Exchange Offer

•                  It is currently anticipated that the offer to employees will be made in early March 2006 and all appropriate documentation will be received at that time

•                  The offer must stay open for 20 business days

•                  If the exchange offer commences when anticipated, closing should occur in late March or early April

•                  The offer must be filed with the SEC and the company must comply with all applicable laws. The terms of the offer may change. This summary does not constitute an offer and any offer will be subject to the terms set forth in the final offering documents

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